Filed by Eagle Rock Energy Partners, L.P.
Commission File No. 001-33016
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Eagle Rock Energy Partners, L.P.
Commission File No. 001-33016

The filing relates to a proposed business combination involving Vanguard Naturals Resources, LLC and Eagle Rock Energy Rock Energy Partners, L.P.

[LOGO]

Forward Looking Statements Statements made by representatives of Vanguard Natural Resources, LLC during the course of this presentation that are not historical facts are forward looking statements. These statements are based on certain assumptions and expectations made by the Company which reflect management’s experience, estimates and perception of historical trends, current conditions, anticipated future developments and other factors believed to be appropriate. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause actual results to differ materially from those implied or anticipated in the forward looking statements. These include risks relating to the satisfaction of the conditions to closing of the acquisition, uncertainties as to timing, financial performance and results, our indebtedness under our revolving credit facility, availability of sufficient cash to pay our distributions and execute our business plan, prices and demand for oil, natural gas and natural gas liquids, our ability to replace reserves and efficiently develop our reserves, our ability to make acquisitions on economically acceptable terms and other important factors that could cause actual results to differ materially from those anticipated or implied in the forward looking statements. See “Risk Factors” in our most recent annual report on Form 10-K and Item 1A. of Part II “Risk Factors” in our subsequent quarterly reports on Form 10-Q and any other public filings and press releases. Vanguard Natural Resources, LLC undertakes no obligation to publicly update any forward looking statements, whether as a result of new information or future events. This presentation has been prepared as of May, 2015.

Overview of Vanguard Natural Resources Asset Profile(1) Market Valuation Company Profile (2) (in millions) COMMON UNITS 86.4 MM PREFERRED UNITS 13.8 MM EQUITY MARKET CAP (incl. preferred) $1,720 TOTAL DEBT(3) $1,908 ENTERPRISE VALUE $3,628 Twenty three strategic acquisitions totaling ~$4.2 bn ~2.03 Tcfe (~339 MMBoe) total proved reserves ~68% proved developed ~27% liquids / 73% gas 2013 Production: 212 MMcfe/d 2014 Production: 327 MMcfe/d 2015E Production: 379 MMcfe/d (1) Proved reserves as of 12/31/2014 based on SEC reserve report and includes Pinedale acquisition, Hunt Gulf Coast acquisition and recently closed Piceance acquisition. (2) Market data as of 5/18/15 and includes 420,000 Class B units. Based off VNR closing price $16.21. (3) Debt as of 3/31/15. 3 Upstream oil & gas LLC, headquartered in Houston, TX; Initial Public Offering – “VNR” – October 2007 had a Total Enterprise Value of ~$240mm Monthly distribution of $0.1175 per unit ($1.41 annualized); generates ~8.7% yield at current price of $16.21; In 2012, VNR was the first master limited partnership to institute a monthly cash distribution policy, beginning with our July 2012 distribution In 2013, VNR was the first master limited partnership to issue publicly traded preferred units with its initial 7.875% Series A Cumulative Redeemable Perpetual Preferred Units In total, VNR has raised net proceeds of more than $328 million from three preferred equity offerings At-the-Market Program (ATM) allows us to systematically sell equity at a much more cost effective means In 2014, VNR raised net proceeds of more than $148 million via common equity and $1.2 million via preferred equity Since restarting ATM on March 17, 2015 and thru April 14, 2015 prior to black out window, VNR raised net proceeds of more than $27 million Market Cap calculation (incl. preferred): @ 5/18/15 VNR close price $16.21 VNRAP $24.87 x 2,582 = 64.2 VNRBP $22.42 x 7,000 = 156.9 VNRCP $23.00 x 4,300 = 98.6 Total : = 320.1 Price x Shares + Pref. ($16.21 x 86.4) + 320.1 = $1,720 TEV = 1,720+1,908 = 3,600 1,330+550+28=1,908

Experienced Management Team 4 Name Title Prior Affiliations Years of Experience Scott W. Smith President and CEO Ensource Energy The Wiser Oil Company San Juan Partners >34 Richard A. Robert EVP and CFO Enbridge USA Midcoast Energy Resources Various energy-related entrepreneurial ventures >27 Britt Pence Executive Vice President of Operations Anadarko Petroleum Greenhill Petroleum Mobil >30 Mark Carnes Director of Acquisitions Synergy Oil & Gas Petromark Torch Energy Advisors >37 Chris Raper Land Manager Synergy Oil & Gas Amoco Production >35 Rod Banks Marketing Manager Apache Corporation Mariner Energy Producers Energy Marketing >34

Our Focused Goals Today and Into 2016 Ensure Distribution Coverage- Improve investors’ confidence in current monthly cash distribution of $0.1175 per unit ($1.41 annualized) Focused on achieving adequate rates of return on our development capital program; remain flexible and reallocate capital as appropriate Majority of 2015 capital will be spent on higher rate of return opportunities in the Pinedale and East Haynesville Opportunistic Hedging- Take advantage of opportunistic pricing shifts Reduce Leverage- Prudent stewards of balance sheet Opportunistically use at-the-market equity program, which is not disruptive to unit price and less expensive Utilize equity to purchase assets from private sellers Continue to Make Accretive Acquisitions- Take advantage of significant opportunities in 2015 Large inventory in the U.S. of mature oil and natural gas basins which provide significant opportunity for future growth and consolidation Alternative financing strategies are being considered although we will not rule out an equity offering if the acquisition returns are compelling Active Management Team with Extensive Industry Experience that is Aligned with its Investors 5

Where We Started 6 Appalachia Basin • Proved Reserves: 67 Bcfe • Undeveloped gross acres: 106,000 • Gross locations: 543 (326 proved) (1) Based on NSAI 12/31/07 Reserve Report

Geographically Diversified Reserve Base



Core Areas

Green River Basin
- Proved Reserves: 765 Bcfe
- 84% gas and 52% Proved Developed
- 122 MMcfe/d net production

Big Horn Basin
- Proved Reserves: 104 Bcfe
- 84% oil and 95% Proved Developed
- 17 MMcfe/d net production

Williston Basin
- Proved Reserves: 25 Bcfe
- 94% oil and 96% Proved Developed
- 9 MMcfe/d net production

Piceance Basin (1)
- Proved Reserves: 442 Bcfe
- 78% natural gas and 77% Proved Developed
- 100 MMcfe/d net production

Powder River Basin
- Proved Reserves: 24 Bcfe
- 100% natural gas and 77% Proved Developed
- 22 MMcfe/d net production

Wind River Basin
- Proved Reserves: 37 Bcfe
- 82% natural gas and 95% Proved Developed
- 9 MMcfe/d net production

Permian Basin
- Proved Reserves: 241 Bcfe
- 51% oil and 77% Proved Developed
- 40 MMcfe/d net production

Arkoma Basin
- Proved Reserves: 211 Bcfe
- 91% gas and 80% Proved Developed
- 50 MMcfe/d net production

Gulf Coast Basin
- Proved Reserves: 182 Bcfe
- 63% natural gas and 61% Proved Developed
- 25 MMcfe/d net production



WILLISTON BASIN
BIG HORN BASIN
POWDER RIVER BASIN
GREEN RIVER BASIN
WIND RIVER BASIN
PICEANCE BASIN
ARKOMA BASIN
PERMIAN BASIN
GULF COAST BASIN
VNR OPERATED FIELDS
VNR NON-OPERATED FIELDS

- Primarily Natural Gas
- Primarily Oil

Overview

- ~2.03 Tcfe (~339 MMBoe) proved reserves
- 73% gas and 27% liquids
- 68% proved developed
- R/P is 14 years

Proved Reserves by Area

~2.03 Tcfe (~339 MMBoe)



Green River
Piceance
Arkoma
Permian
Gulf Coast
Big Horn
Wind River
Williston
Powder River
38%
22%
10%
12%
9%
5%
2%
1%
1%

Note: Proved reserves as of 12/31/2014 based on SEC reserve report. Production represents Q1 2015 average daily net production. Pro forma for the Pinedale acquisition, Hunt Gulf Coast acquisition and recently closed Piceance acquisition.
(1) Includes reserves and production for recently closed Piceance acquisition.

7

VANGUARD NATURAL RESOURCES, LLC
NASDAQ: VNR
THE MONTHLY DISTRIBUTION MLP™

VNR Investment Thesis # of Deals 2 2 2 8 3 2 4 2* 8 Acquisitions Completed since IPO Strong record of evaluating and integrating assets, completing over $4.2 billion since VNR’s IPO in 2007 Designated business development and acquisition evaluation team We review between 125-150 and evaluate approximately 50 acquisition candidates each year Prudent Screening Approach $ in millions *Note: 2015P includes recently announced pending VNR – LRE merger and pending VNR – EROC merger Screen ~125-150 opportunities annually Evaluate ~50 Bid ~40 (~$6 Billion in 2013) Close 2-8

Hunt Gulf Coast Acquisition (announced 8/4/14 and closed 8/29/2014; 14 employees) Cotton Valley and East Haynesville Fields in North Louisiana and East Texas Natural gas, oil, and natural gas liquids (“NGLs”) assets located in North Louisiana and East Texas Estimated reserve life of over 23 years based on internally estimated proved reserves of ~150 Bcfe Reserve mix ~67% natural gas and ~33% oil and natural gas liquids, 57% Proved Developed Working interest in 290+ producing wells and ~78 proved undeveloped vertical drilling locations will be added to Vanguard’s inventory Inventory of behind pipe and low risk vertical drilling projects with potential for horizontal drilling opportunities ~23,000 net acres currently producing ~17.5 MMcfe per day, with ~10% decline rate Based on a 12 month forward EBITDA projection which includes capital plans in 2015, VNR paid between 5.0x-6.0x EBITDA for these assets Summary Acquisition Overview Pinedale Jonah 9 COUNTY FIELD Natural Gas (Bcf) Oil (MMBI) NGL (MMBI) Total (Bcfe) % Proved Developed Current Net Production (MMcfe/d) Webster Cotton Valley 43.7 0.6 1.8 58.1 73% 9.5 Claiborne East Haynesville 55.7 4.2 0.0 80.7 40% 3.7 Webster Shongaloo 6.6 0.2 0.5 11.0 100% 4.3 Anderson/ Henderson Fairway James Lime Unit TOTAL 106.0 5.0 2.3 149.8 57% 17.5

Piceance Acquisition

(announced 9/16/14 and closed 9/30/2014; 36 employees)





WYOMING
Uinta
Sweetwat
Carbon
Albany
Summit
Daggett
Moffat
Routt
Jackson
Duchesne
Uintah
Rio Blanco
Grand
Carbon
Garfield
Eagle
Emery
Grand
Mesa
Mamm Creek
Delta
Gunnison
Montrose
UTAH
COLORADO
Ouray
San Miguel
VNR OPERATED FIELDS

Acquisition Reserve Summary

	Oil (MMBbl)	Gas (Bcf)	NGL (MMBbl)	Total (Bcfe)
PDP	1.7	221.2	9.3	287.2
PDNP	0.2	15.2	0.6	20.0
PUD	0.6	62.0	2.6	81.4
TOTAL	2.5	298.4	12.5	388.5

Summary Acquisition Overview

- Natural gas, oil, and natural gas liquids ("NGLs") assets located in Garfield County, Colorado
- The Gibson Gulch area is a basin-centered gas play along the north end of the Divide Creek anticline near the eastern limits of the Piceance Basin's productive Mesaverde trend (depth of ~7,500 feet)
- Estimated reserve life of approximately 16 years based on internally estimated proved reserves of ~389 Bcfe
- Reserve mix ~77% natural gas and ~23% oil and natural gas liquids, 79% Proved Developed
- ~78% working interest in 950 producing wells and ~119 recompletion projects and ~94 proved undeveloped vertical drilling locations (anticipate spending ~$6.0 MM in 2015 on recompletion projects; no drilling capex spending until 2016)
- ~12,000 net acres currently producing ~67 MMcfe per day, with a three-year average annual decline rate of ~11%
- Adds to VNR's existing position in the Piceance from its initial acquisition in 2012 for a pro forma working interest of ~95% across the acreage, creating a significant operated position in the basin

Note: Data per acquisition press release.

10

Key Conditions Customary closing conditions, including a vote of the LRR Energy unitholders Transaction Value and Premium Total consideration of approximately $539 million Consideration includes assumption of LRE’s net debt of $288 million Purchase price represents a 13% premium to LRE’s closing price on April 20, 2015 and an 19% premium to LRR Energy’s ten day volume weighted average price VNR + LRE Transaction Overview 11 VNR to acquire LRR Energy, L.P. (LRE) by issuing 0.55 units of VNR for each LRE unit Implied purchase price of $8.93 per LRE common unit based on Vanguard’s closing price on April 20, 2015 Consideration Closing anticipated in the third quarter of 2015 Timing

LRR Energy, L.P. Overview



- Publicly traded Upstream MLP formed in November 2011 (NYSE: LRE)
- Operates more than a dozen fields in 3 regions; Permian Basin, Mid-Continent region, and Gulf Coast region
- 203 Bcfe of estimated net proved reserves as of December 31, 2014
  - Reserves commodity mix: 39% oil; 48% gas and 13% NGL

Asset Profile(2)

Permian Region
- Key fields: Red Lake, Corral Canyon, Pecos Slope
- Acreage: 149,408 gross (122,002 net) acres
- 94% operated
- Proved reserves: 98 Bcfe (68% liquids)

Mid-Continent Region
- Key fields: Potato Hills, East Velma, Putnam, Stroud
- Acreage: 146,753 gross (27,338 net) acres
- 77% operated
- Proved reserves: 85 Bcfe (39% liquids)

Gulf Coast Region
- Key fields: New Years Ridge, George West-Stratton
- Acreage: 12,837 gross (8,769 net) acres
- 91% operated
- Proved reserves: 20 Bcfe (33% liquids)

Capitalization Table(1)	
($ in millions)	
Equity Market Capitalization	$219
Net Debt	288
Enterprise Value	507
Key Statistics(2)	
Proved Reserves (Bcfe)	203
% Proved Developed	88%
Q1 2015 Production (MMcfe/d)	41
Total Proved Reserve Life (R/P)	14

Permian Region
- 48% of total reserves
- Q1 2015 Production: 23 MMcfe/d

Mid-Continent Region
- 42% of total reserves
- Q1 2015 Production: 13 MMcfe/d

Gulf Coast Region
- 10% of total reserves
- Q1 2015 Production: 5 MMcfe/d


OK
AR
TX
Permian Region
Mid-Continent Region
Gulf Coast Region

12

(1) Market data based on 4/17/2015 unit price of $7.79.
(2) Reserves based on 12/31/14 SEC reserve report.

VANGUARD NATURAL RESOURCES, LLC

VNR: Strategic Rationale VNR + LRE Transaction 13 Transaction adds attractive portfolio of mature, long-lived assets well-suited to upstream MLP structure Mature asset base with proved reserve life of 14 years Adds additional scale in Permian and Arkoma Basins Provides exposure to high margin, liquids-weighted production and reserves Vanguard’s stated corporate strategy is to grow via accretive acquisitions Transaction is expected to be immediately accretive Accretion is supported by ability to capture substantial G&A synergies Transaction expected to improve credit metrics in 2015 and increase capital markets access Expected to improve 2015 net debt / LTM EBITDA leverage metric Additional scale, diversity and improved liquidity are expected benefits to investors Additional scale for pro forma entity in reduced commodity price environment Greater leverage of operating expenses over larger organization Elimination of duplicative public company expenses Reduced per unit field expenses from potential operational synergies in Permian and Arkoma Basins Larger combined float with greater trading liquidity for unitholders

Key Conditions Customary closing conditions, including a vote of the Eagle Rock Energy unitholders and the Vanguard unitholders Transaction Value and Premium Total consideration of approximately $614 million Consideration includes assumption of EROC’s net debt of $140 million(1) Purchase price represents a 24% premium to EROC’s closing price on May 21, 2015 Transaction Overview 14 VNR to acquire Eagle Rock Energy by issuing 0.185 units of VNR for each EROC unit Implied purchase price of $3.05 per Eagle Rock Energy common unit based on Vanguard’s closing price on May 21, 2015 Consideration Closing anticipated in the third quarter of 2015 Timing Includes $73 million of RGP unit value based on ~3.2 million RGP units owned as of March 31, 2015 and RGP unit price of $22.87. On April 30, 2015, RGP units were converted to ETP units per the ETP/RGP merger agreement.

Publicly traded upstream MLP formed in May 2006 (NASDAQ: EROC) based in Houston, TX Owns operated and non-operated wells located in four significant regions: Mid-Continent, Alabama, Permian and East Texas/South Texas/Mississippi 318 Bcfe of estimated net proved reserves as of December 31, 2014 Reserves commodity mix: 53% gas, 21% oil and 26% NGL Eagle Rock Energy Partners, L.P. Overview 15 Market data based on 5/21/2015 unit price of $2.45. Net debt includes $73 million of ETP unit value. Reserves based on 12/31/14 SEC reserve report. 12 year R/P ratio based of 2014YE reserves / LTM production as of 3/31/15. Asset Profile(2) Mid-Continent Region Key producing areas: Golden Trend, Cana (Woodford), Springer, Verden field, Granite Wash, Cleveland, Arkoma Acreage: 150,314 net acres (97% HBP) 307 operated / 1,059 non-operated wells (84% / 8% WI, respectively) Proved reserves: 226.9 Bcfe (37% liquids) Gulf Coast Region (Includes Alabama and East Texas/South Texas/Mississippi, or “ETX/STX/MS”) Key producing areas: Big Escambia Creek, Flomaton, Fanny Church, Smackover formation, Jourdanton field, Atascosa county Acreage: 59,012 gross (29,653 net) acres 63 operated / 105 non-operated wells Proved reserves: 69.7 Bcfe (74% liquids) Permian Region Key producing areas: Ward, Pecos and Crane counties Acreage: 22,666 net acres (96% HBP) 191 operated / 53 non-operated wells Proved reserves: 21.7 Bcfe (66% liquids) Capitalization Table(1) Key Statistics(2) Mid-Continent Key producing areas: Golden Trend, Cana (Woodford), Springer, Verden field, Granite Wash, Cleveland, Arkoma Acreage: 150,314 net acres (97% HBP) 307 operated / 1,059 non-operated wells (84% / 8% WI, respectively) Proved reserves: 226.9 Bcfe (37% liquids) Alabama Key fields: Big Escambia Creek, Flomaton, Fanny Church Acreage: 13,971 gross (10,741 net) acres 22 operated / 3 non-operated wells Proved reserves: 49.9 Bcfe (79% liquids) Permian Key producing areas: Ward, Pecos and Crane counties Acreage: 22,666 net acres (96% HBP) 191 operated / 53 non-operated wells Proved reserves: 21.7 Bcfe (66% liquids) ETX / STX / MS Key producing areas: Smackover formation, Jourdanton field, Atascosa county Acreage: 18,371 net acres 41 operated / 102 non-operated wells (87% / 2% WI, respectively) Proved reserves: 19.4 Bcfe (62% liquids) Escambia- Alabama, Redman = ETX/STX/MS, Stanolind = Permian, Crow Creek = Mid-Continent Note: Proved and probable reserves as of 12/31/14 based on SEC pricing. (1) Based on 1Q15 Production. (2) Well count based on gross operated and gross non-operated wells. Mid-Continent Region Permian Region Gulf Coast Region ($ in millions) Equity Market Capitalization $375 Net Debt 140 Enterprise Value 515 Proved Reserves (Bcfe) 318 % Proved Developed 78% Q1 2015 Production (MMcfe/d) 79.7 Total Proved Reserve Life (R/P) 12.0x

VNR: Strategic Rationale 16 Transaction adds attractive portfolio of mature, long-lived assets well-suited to upstream MLP structure Mature asset base with proved reserve life of 12 years Adds scale in Permian Basin and Mid-Continent region Provides exposure to high margin, liquids-weighted production and reserves Vanguard’s stated corporate strategy is to grow via accretive acquisitions to cash flow per unit Transaction is expected to be neutral in 2015 and accretive in 2016 and beyond Accretion is supported by ability to capture substantial G&A synergies Transaction expected to improve credit metrics in 2015 Eagle Rock’s low leverage will positively impact Vanguard’s debt metrics and credit profile Additional scale and diversity expected to be viewed favorably by both debt and equity markets Additional scale for pro forma entity in reduced commodity price environment Greater leverage of operating expenses over larger operating platform Elimination of duplicative public company expenses Reduced per unit field expenses from potential operational synergies in Permian and Mid-Continent Larger combined float with greater trading liquidity for unitholders

South Texas Attractive Operational Overlap VNR & LRE & EROC Combined 17 Anadarko & Arkoma Basins Permian Basin Gulf Coast Basin ANADARKO BASIN

Operational Metrics of Pro Forma Company Source: Management presentation, company investor presentations, company projections and company websites. Reserves based on 12/31/14 SEC reserve report. EROC Gulf Coast includes Alabama and ETX/STX/MS. 17 Vanguard LRR Energy PF Vanguard Reserves(1) by Category Q1 2015 Production by Region(2) Q1 2015 Revenue by Hydrocarbon 203 Bcfe 41 MMcfe/d $30 MM 515 MMcfe/d 2,553 Bcfe $146 MM 394 MMcfe/d $99 MM 2,031 Bcfe Eagle Rock Energy $18 MM 80 MMcfe/d 318 Bcfe PDP 64% PDNP 4% PUD 32% PDP 73% PDNP 15% PUD 12% PDP 72% PDNP 6% PUD 22% PDP 66% PDNP 5% PUD 29% Oil 36% Gas 56% NGL 8% Oil 69% Gas 24% NGL 7% Oil 45% Gas 29% NGL 17% Sulfur 9% Oil 42% Gas 47% NGL 9% Sulfur 2% Mid - Con 13% Permian 10% Green River 31% Piceance 26% Gulf Goast 6% Wind River 2% Powder River 6% Williston 2% Big Horn 4% Mid - Con 31% Permian 57% Gulf Goast 12% Mid - Con 66% Permian 6% Gulf Goast 28% Mid - Con 22% Permian 13% Green River 24% Piceance 20% Gulf Goast 10% Wind River 2% Powder River 4% Williston 2% Big Horn 3%

Appendix Information 18

Summary Operating Performance 20 (1) Proved reserves as of 12/31/2014 based on SEC reserve report. (2) Amounts illustrated reflect ENP and VNR proved reserves and production on a consolidated basis. Pro forma for exchange of Appalachian assets.

Hedges Mitigate Commodity Price Risk 21 Note: Hedge prices reflect a weighted average of swap prices, floor prices on collars and long put prices on three way collars. Assumes additional production from capital spending in 2015 and beyond. PF Natural Gas Hedges PF Oil Hedges Transaction modestly improves Vanguard’s hedge book, increasing weighted average price and volumes hedged 66% 34% 16% 17% 8% 19% 10% 6% 16% 41% 84% 83% $77.14 $83.27 $86.71 $84.95 - 1,000 2,000 3,000 4,000 5,000 6,000 7,000 2015 2016 2017 2018 MBbls Swaps Three Way Collars Collars Puts Unhedged 83% 58% 25% 1% 11% 13% 16% 31% 62% $4.30 $4.35 $4.19 - 20,000 40,000 60,000 80,000 100,000 120,000 140,000 2015 2016 2017 MMBtu Swaps Three Way Collars Unhedged

Employee Headcount by Year 21 Data as of May 1, 2015 Employee Growth

Q1 2015 Overtime Pay Percentage by Basin 23 6% 10% 3% 8% 25% 36% Big Horn (31 EEs) Permian (17 EEs) Gulf Coast (17 EEs) Williston (5 EEs) Key Acquisition #1 (25 EEs) Key Acquisition #2 (29 EEs) VNR

24 Information about the Proposed Merger and Where to Find It This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Vanguard intends to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a preliminary joint proxy statement of Eagle Rock and Vanguard that also constitutes a preliminary prospectus of Vanguard. After the registration statement has been declared effective by the SEC, a definitive joint proxy statement/prospectus will be sent to (i) security holders of Eagle Rock seeking their approval with respect to the proposed merger and (ii) security holders of Vanguard seeking their approval with respect to the issuance of Vanguard common units in connection with the proposed merger. Vanguard and Eagle Rock also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other documents, once such documents are filed by Vanguard and Eagle Rock with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Vanguard will be available free of charge on Vanguard’s internet website at http://www.vnrllc.com or by contacting Vanguard’s Investor Relations Department by email at investorrelations@vnrllc.com or by phone at (832) 327-2234. Copies of the documents filed with the SEC by Eagle Rock will be available free of charge on Eagle Rock’s internet website at http://www.eaglerockenergy.com or by contacting Eagle Rock’s Investor Relations Department by email at info@eaglerockenergy.com or by phone at (281) 408-1203. Participants in the Solicitation Vanguard, Eagle Rock, and their respective directors, executive officers and other members of their management and employees may be deemed to be “participants” in the solicitation of proxies in connection with the proposed merger. Investors and security holders may obtain information regarding Vanguard’s directors, executive officers and other members of its management and employees in Vanguard’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015, Vanguard’s proxy statement for its 2015 annual meeting, which was filed with the SEC on April 20, 2015, and any subsequent statements of changes in beneficial ownership on file with the SEC. Investors and security holders may obtain information regarding Eagle Rock’s directors, executive officers and other members of their management and employees in Eagle Rock’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015, Eagle Rock’s proxy statement for its annual meeting, which was filed with the SEC on March 31, 2015 and any subsequent statements of changes in beneficial ownership on file with the SEC. These documents can be obtained free of charge from the sources listed above. Additional information regarding the direct and indirect interests of these individuals will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. Forward-Looking Statements This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933. All statements other than historical facts, including, without limitation, statements regarding the expected benefits of the proposed transaction to Vanguard and Eagle Rock and their unitholders, the anticipated completion of the proposed transaction or the timing thereof, the expected future reserves, production, financial position, business strategy, revenues, earnings, costs, capital expenditures and debt levels of the combined company, and plans and objectives of management for future operations, are forward-looking statements. When used in this press release, words such as we “may,” “can,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “predict,” “project,” “foresee,” “believe,” “will,” “should,” “would” or “could,” or the negative thereof or variations thereon or similar terminology, are generally intended to identify forward-looking statements. It is uncertain whether the events anticipated will transpire, or if they do occur what impact they will have on the results of operations and financial condition of Vanguard, Eagle Rock or of the combined company. Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, such statements. These risks and uncertainties include, but are not limited to: the ability to obtain unitholder approval of the proposed transaction; the ability to complete the proposed transaction on anticipated terms and timetable; Vanguard’s and Eagle Rock’s ability to integrate successfully after the transaction and achieve anticipated benefits from the proposed transaction; the possibility that various closing conditions for the transaction may not be satisfied or waived; risks relating to any unforeseen liabilities of Vanguard or Eagle Rock; declines in oil, NGL or natural gas prices; the level of success in exploitation, development and production activities; adverse weather conditions that may negatively impact development or production activities; the timing of exploitation and development expenditures; inaccuracies of reserve estimates or assumptions underlying them; revisions to reserve estimates as a result of changes in commodity prices; impacts to financial statements as a result of impairment write-downs; risks related to level of indebtedness and periodic redeterminations of the borrowing base under Vanguard’s and Eagle Rock’s credit agreements; the ability of Vanguard and Eagle Rock to comply with covenants contained in the agreements governing their indebtedness; ability to generate sufficient cash flows from operations to meet the internally-funded portion of any capital expenditures budget; ability to obtain external capital to finance exploitation and development operations and acquisitions; federal, state and local initiatives and efforts relating to the regulation of hydraulic fracturing; failure of properties to yield oil or gas in commercially viable quantities; uninsured or underinsured losses resulting from oil and gas operations; inability to access oil and gas markets due to market conditions or operational impediments; the impact and costs of compliance with laws and regulations governing oil and gas operations; ability to replace oil and natural gas reserves; any loss of senior management or technical personnel; competition in the oil and gas industry; risks arising out of hedging transactions. Vanguard and Eagle Rock caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors are contained in Vanguard’s and Eagle Rock’s Annual Reports on Form 10-K for the period ended December 31, 2014, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K and other SEC filings, which are available on the SEC’s website, http://www.sec.gov. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of their dates. Except as required by law, neither Vanguard nor Eagle Rock intends to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.